02035867

RECD S.E.C.
MAY 15 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 May 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

A News Release dated 15 May 2002 announcing the Half Year Results for The BOC Group plc for the period ended 31 March 2002.

THE BOC GROUP

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

IMMEDIATE RELEASE
15 May 2002

Summary of The BOC Group results for the six months to 31 March 2002

WINDLESHAM, UK (15 May 2002) — After exceptional charges of £23.0 million (mainly restructuring), operating profit for the six months was £207.4 million, profit before tax was £173.2 million and earnings per share were 21.6p. The weakness of the South African rand affected results expressed in sterling. The profits and EPS shown below exclude exceptional items and comparisons are on a constant currency basis.

Profit before tax excluding exceptional items was £196.2 million for the six months and £99.1 million for the fiscal second quarter, down 14 per cent and 15 per cent respectively. Earnings per share were 25.0p for the six months and 12.7p for the fiscal second quarter, down 11 per cent and 12 per cent respectively.

- The decline in Group earnings reflects the comparison against a period a year ago that included peak profits in BOC Edwards at the top of the semiconductor investment cycle
- Operating profit in the remainder of the business increased by a very satisfactory 10 per cent for both the six months and the fiscal second quarter, with gains in every other business segment
- Operating profit of Process Gas Solutions increased primarily as a result of continued improvements in business efficiency coupled with favourable pricing trends
- Better profit within the Industrial and Special Products business reflected cost reduction and firm pricing but also growth in the hospitality, medical and special products businesses
- BOC Edwards' semiconductor equipment order intake improved to approximately £45 million in the second quarter, which compares with some £30 million in each of the two previous quarters
- Afrox hospitals achieved strong growth, helped by the recent acquisition of new facilities. The improvements in Gist were driven mainly by new business with Budgens and Ocado.

Group Chief Executive, Tony Isaac said,
'Results were better in every part of The BOC Group apart from BOC Edwards, with a very satisfactory 10 per cent growth in operating profit in the remainder for the second quarter in succession. Our Process Gas Solutions business achieved a significant increase in operating profit primarily due to implementation of planned business efficiency programmes coupled with favourable pricing trends. Profit from Industrial and Special Products also increased – partly through cost containment and firm pricing but also with increased sales in the hospitality, medical and special products businesses.

The reason for the lower profit from BOC Edwards is well understood. Although there are signs of optimism in the semiconductor industry and there has been an improvement in order intake, we remain cautious about the next few months in the absence of better demand from the key end-use markets. Looking further ahead, major customer projects should provide additional semiconductor equipment sales opportunities next year.'

Results, excluding exceptional items, are summarised in the table below. Comparisons are with the same periods a year ago and are adjusted to constant exchange rates.

	6 months to 31 March 2002				fiscal second quarter			
£ million	**Turnover**		**operating profit**		**turnover**		**operating profit**	
Process Gas Solutions	591.3	*+1%*	87.0	*+13%*	298.4	*+1%*	45.7	*+18%*
Industrial & Special Products	768.3	*+4%*	119.9	*+8%*	379.9	*+3%*	57.5	*+7%*
BOC Edwards	317.0	*- 36%*	8.0	*- 86%*	163.9	*- 36%*	4.1	*- 87%*
Afrox hospitals	121.7	*+21%*	12.0	*+17%*	64.3	*+29%*	7.4	*+16%*
Gist	131.3	*+14%*	11.9	*+17%*	63.1	*+17%*	5.9	*+21%*
Group total	1929.6	*- 5%*	230.4	*- 12%*	969.6	*- 5%*	115.9	*- 13%*

Group total	**profit before tax**		**earnings per share**		**profit before tax**		**earnings per share**	
Excl. exceptional items	196.2	*- 14%*	25.0p	*- 11%*	99.1	*- 15%*	12.7p	*- 12%*

Contact: Christopher Marsay, Group Manager - Investor Relations
Tel. 07771 730530 before 12.30pm
or 01276 477222 (International +44 1276 477222) thereafter

Notes for editors

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs nearly 43,000 people and had annual sales of nearly £4.2 billion in 2001.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

GROUP RESULTS

Results are stated after fully adopting the UK accounting standards FRS17 (retirement benefits) and FRS19 (deferred tax). Comparative figures of a year ago are re-stated accordingly.

After exceptional charges of £23.0 million (mainly restructuring), operating profit for the six months was £207.4 million, profit before tax was £173.2 million and earnings per share were 21.6p. The profits and EPS shown below exclude exceptional items and comparisons are on a constant currency basis to eliminate currency translation effects. The significant weakness of the South African rand compared with a year ago influenced comparisons of results expressed in sterling, particularly in Afrox hospitals and the Industrial and Special Products business.

Group profit before tax, excluding exceptional items, was £196.2 million for the six months and £99.1 million for the second fiscal quarter. Excluding currency translation effects, these were decreases of 14 per cent and 15 per cent respectively. The corresponding earnings per share were 25.0p for the six months and 12.7p for the second fiscal quarter. These were reductions of 11 per cent and 12 per cent compared with a year ago. Turnover was down 5 per cent for both the half year and for the quarter.

The Group results are lower only because the comparisons with a year ago are made with a period of peak activity in the semiconductor industry, which is important to BOC Edwards. All other business segments achieved improved turnover and profits on a constant currency basis. In aggregate the businesses other than BOC Edwards achieved a 5 per cent increase in turnover and a 10 per cent increase in operating profit for both the six months and for the second fiscal quarter.

All comparisons that follow are on the basis of constant exchange rates and profits exclude exceptional items. Comparisons are made with the same period a year ago unless stated otherwise. All references to the second quarter mean the fiscal quarter from January to March.

PROCESS GAS SOLUTIONS

Turnover was £591.3 million for the six months and £298.4 million for the second quarter, each up 1 per cent. The comparison of turnover was distorted by unusually large sales of gas equipment in Japan during the second quarter a year ago and also by lower natural gas costs that reduced turnover in BOC's joint venture supplying Pemex in Mexico. Turnover growth would have been 4 per cent for both the six months and for the second quarter in the absence of these special factors. Operating profit increased more strongly, by 13 per cent to £87.0 million for the six months and 18 per cent to £45.7 million for the second quarter.

Better results in the second quarter came mainly from the US and from the UK but there were also improved profits in south America and many parts of Asia. The new hydrogen plant, commissioned in January, to supply Huntsman on Teesside supported growth of turnover and profit in the UK. Sales volumes were lower in the US but growth in operating profit was driven by implementation of planned business efficiency programmes in a firm pricing environment. At the end of the quarter there were signs of stability in the economic environment and improvement in demand from parts of the steel sector.

In December 2001, BOC increased its holding in the joint venture supplying nitrogen to Pemex in Mexico from 30 per cent to 35 per cent. In March, BOC and Linde announced an agreement to combine process plants engineering capabilities into a new company to be based in the US. The agreement will provide for sharing of industrial gas plant technology between the two companies and allow BOC to reduce unrecovered costs by some £15 million a year.

BOC strengthened its position in carbon dioxide with the purchase of production assets from Messer in the US during December. In April, BOC announced the formation of a joint venture that has acquired existing air separation assets and will construct new facilities over the next two years to supply a petrochemical plant to be built at Nanjing in China with the participation of BASF.

INDUSTRIAL AND SPECIAL PRODUCTS

Turnover was £768.3 million for the six months and £379.9 million in the second quarter. These were up 4 per cent and 3 per cent respectively at constant currency, which adjusts for the considerable weakness of the South African rand. Operating profit was £119.9 million for the six months and £57.5 million in the second quarter. These were up 8 per cent for the six months and up 7 per cent for the second quarter. The movement of the rand exchange rate once again affected sterling comparisons. Modest increases in gas prices and rental charges coupled with cost reductions contributed to the overall improvement of turnover and operating profit.

Turnover increased in the UK and Ireland during the second quarter as a result of improved sales volumes coupled with modest price increases. Improved volumes reflected the growth of hospitality, medical and special products rather than the industrial sector. Cost reductions helped towards a further improvement in operating profit.

Turnover and operating profit in north America continued to be affected by the decline in manufacturing. Improved pricing and a reduction in overhead costs were insufficient to prevent a small reduction in operating profit for the second quarter. The special gases assets of Matheson in Canada were acquired at the end of March, which will further strengthen BOC's position in that market.

Turnover and operating profit improved in the south Pacific region in the second quarter as a result of cost reductions, increased equipment sales and increased gas and rental charges. There were also better profits from most parts of Asia although Japan was an exception to this trend, reflecting continued weakness in the economy. BOC's associated company in Malaysia strengthened its position with the acquisition of a 36 per cent holding in Nissan Industrial Oxygen during March. A general offer has been made for the remaining shares.

The sterling value of better local profits in Africa was eroded by the 44 per cent decline in the value of the South African rand since the second quarter a year ago. In local currency terms, turnover growth was driven by better sales volumes of welding products (including exports) and liquefied petroleum gas (LPG).

BOC EDWARDS

Operating profit of £4.1 million in the second quarter was similar to the two previous quarters, giving £8.0 million for the six months. These were 87 and 86 per cent lower than a year ago. Turnover was £317.0 million for the half year and £163.9 million for the second quarter, each down 36 per cent reflecting a low level of equipment sales to the semiconductor industry.

Sales of general vacuum equipment included a full quarter for the businesses purchased from Smiths Industries in December, but reflected currently weak conditions in manufacturing. The pharmaceutical systems business continued to perform strongly in response to increased investment in filling and freeze-drying systems by pharmaceutical manufacturers.

The glass-coating business, based in the US, was sold soon after the end of March. BOC Edwards has retained the Temescal coating business that supports the specialised compound semiconductor manufacturing industry. The acquisition of Seiko Instruments' turbomolecular pumps business based in Japan for approximately £70 million was completed at the end of March. The products are complementary to BOC Edwards' existing business and will support BOC Edwards in addressing the trend towards integrated pumping systems. The recent acquisition of two small companies involved in dispense and recovery systems for copper deposition will further enhance BOC Edwards' offering to the semiconductor industry.

As the second quarter progressed, semiconductor equipment order intake picked up to reach approximately £45 million for the quarter, which compares with some £30 million in each of the two previous quarters. The focus of increased activity is on upgrading and extending existing production facilities in Asia.

Increased orders provide the prospect of improved operating profit in the third quarter and BOC Edwards' target is to approximately double the profit level achieved in the second quarter.

Inventory reductions and improved capacity utilization have fuelled optimism within the semiconductor industry but, in the absence of better growth prospects in end-use markets such as personal computers and mobile phones, it is appropriate to remain cautious about equipment sales in the medium term. BOC Edwards' operating profit in the fourth quarter is likely to be similar to or better than that of the third quarter provided that the current order intake is sustained.

Improved sentiment within the semiconductor industry has led to the activation of a number of planned capacity expansion projects. They should provide opportunities for additional equipment orders during the next financial year.

AFROX HOSPITALS

Turnover and profit trends in local currency remained positive but were affected by exchange rate movements upon translation to sterling. Turnover was £121.7 million for the six months and £64.3 million for the quarter, up 21 per cent and 29 per cent respectively at constant currency. Operating profit was £12.0 million for the six months and £7.4 million for the second quarter, up 17 per cent and 16 per cent on the same basis. Growth reflects both the consolidation of newly acquired hospitals and price increases to cover the increased costs of imported drugs and surgical supplies. Acquisitions accounted for approximately half the increase in turnover for the second quarter and for the six months. They also made up some two thirds of the increase in operating profit for the half-year and all of the increase in the second quarter.

GIST

Turnover was £131.3 million for the six months and £63.1 million for the second quarter, up 14 per cent and 17 per cent respectively. Operating profit was £11.9 million for the six months and £5.9 million for the second quarter, up 17 per cent and 21 per cent. Improved turnover and operating profit in the second quarter resulted from additional business with Budgens and Ocado.

CASH FLOW, FINANCE AND TAX

Operating cash flow before exceptional items for the six months to March 2002 was £330.5 million. This improved upon the figure of £327.4 million for the same period a year ago and reflects a strong performance in the second quarter. The higher cash flow for the six months was achieved despite a reduction in cash flow from BOC Edwards.

Financing costs were some 10 per cent lower than the same period a year ago, while tax payments and capital expenditure were both at levels similar to that period. Cash paid for business acquisitions rose in the second quarter this year to £81.1 million. This mainly reflects the acquisition of the turbomolecular pump business from Seiko Instruments Inc, which was completed just before the end of the quarter. This resulted in a net cash outflow for the quarter, before exceptional items, of £64.6 million. Net cash flow after capital expenditure and a dividend payment but before investing activities was positive in the second quarter.

Net borrowings at the end of March 2002 were £1,443.4 million, an increase of £113.9 million in the quarter and £171.3 million for the 6 months. The net interest charge, before deducting interest capitalised, was covered 4.3 times by operating profit before exceptional items. This is an improvement on the figure of 4.1 times for the same period a year ago. Return on capital employed has fallen to 12.0 per cent from 13.1 per cent a year ago, but this reflects the downturn in the BOC Edwards business. Excluding BOC Edwards, the return has improved by nearly 1 per cent to 13.3 per cent in the same period. Net debt to capital employed was 34.1 per cent compared with 29.4 per cent this time last year and 32.0 per cent at the September 2001 financial year end. The underlying rate of tax on profit before tax excluding exceptional items was 31 per cent, compared with just over 32 per cent for the same period a year ago.

DIVIDENDS

Ordinary shareholders

A second interim dividend of 22.5p will be paid on 1 August 2002 to shareholders on the register on 5 July and the shares will be quoted 'ex dividend' on 3 July. Taken together with the 15.5p first interim dividend paid on 1 February 2002, this represents an increase of 2.7 per cent on the annual dividend of the previous year. The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 July. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders

The second interim dividend will be paid on 8 August 2002 to holders of sponsored ADRs registered on 5 July. The ADRs will be quoted 'ex dividend' on the New York Stock Exchange on 2 July. The Global Invest Direct plan will be available to ADR holders.

OUTLOOK

BOC has continued to be successful in maintaining earnings momentum in nearly every part of its business through the implementation of planned business efficiency programmes. These have further to go and reduce over-dependence upon favourable economic conditions to sustain profit growth. With the exception of Australia, South Africa and a few parts of Asia, manufacturing activity that drives gases demand has been weak over the last six months, although there are recent signs of stabilization in US manufacturing.

The semiconductor industry remains important to BOC Edwards and equipment order intake improved during the second quarter. However, in the absence of a corresponding improvement in demand trends from end-use markets such as mobile phones and personal computers, it is right to be cautious over the next few months. Looking further ahead, increased optimism is already leading to the activation of some major customer expansion projects that should provide opportunities for additional semiconductor equipment sales in the next financial year.

Rob Margetts
Chairman

Tony Isaac
Chief executive

GROUP RESULTS

6 MONTHS TO 31 MARCH 2002

	6 Months to 31 Mar 2002	6 Months to 31 Mar 2001 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,929.6	2,126.0	4,159.2
Less: share of joint ventures	149.6	161.3	340.0
Less: share of associates	17.7	20.4	46.3
Turnover	1,762.3	1,944.3	3,772.9
Operating profit of subsidiary undertakings	196.6	237.1	458.4
Share of operating profit of joint ventures	28.7	28.1	59.0
Share of operating profit of associates	5.1	8.2	13.2
Operating profit before exceptional items	230.4	273.4	530.6
Operating exceptional items (note 1)	(23.0)	(5.4)	(108.3)
Total operating profit including share of joint ventures and associates	207.4	268.0	422.3
Profit on disposal of fixed assets	-	-	3.6
Profit before interest	207.4	268.0	425.9
Interest on net debt	(52.7)	(65.3)	(123.4)
Interest on pension scheme liabilities	(51.5)	(53.7)	(107.2)
Expected return on pension scheme assets	70.0	83.4	166.9
Net interest	(34.2)	(35.6)	(63.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	173.2	232.4	362.2
Tax (note 2)	(54.6)	(65.3)	(104.6)
Profit on ordinary activities after tax	118.6	167.1	257.6
Minority interests	(12.8)	(20.6)	(33.5)
PROFIT FOR THE PERIOD	105.8	146.5	224.1
Dividends	(75.8)	(75.5)	(180.3)
Surplus for the period	30.0	71.0	43.8
Earnings per share, basic (note 3)			
- on published profit for the period	21.63p	30.11p	46.03p
- before exceptional items	25.04p	28.78p	57.51p
Earnings per share, diluted (note 3)			
- on published profit for the period	21.55p	30.02p	45.87p
- before exceptional items	24.94p	28.69p	57.31p

SEGMENTAL INFORMATION

6 MONTHS TO 31 MARCH 2002

Turnover and operating profit before exceptional items by business were as follows:

	6 Months to 31 Mar 2002		6 Months to 31 Mar 2001 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Process Gas Solutions	591.3	87.0	592.9	78.5	1,193.0	156.5
Industrial and Special Products	768.3	119.9	774.7	117.4	1,573.9	248.8
BOC Edwards	317.0	8.0	503.7	60.2	873.1	78.8
Afrox hospitals	121.7	12.0	139.3	14.2	287.8	32.3
Gist	131.3	11.9	115.4	10.1	231.4	21.3
Corporate	-	(8.4)	-	(7.0)	-	(7.1)
Continuing operations	1,929.6	230.4	2,126.0	273.4	4,159.2	530.6

Turnover and operating profit before exceptional items by region were as follows:

	6 Months to 31 Mar 2002		6 Months to 31 Mar 2001 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Europe	517.8	73.3	517.2	77.5	1,002.5	165.5
Americas	639.7	55.3	734.5	83.7	1,387.5	137.2
Africa	209.9	27.3	244.2	33.4	505.6	69.4
Asia/Pacific	562.2	74.5	630.1	78.8	1,263.6	158.5
Continuing operations	1,929.6	230.4	2,126.0	273.4	4,159.2	530.6

CONDENSED BALANCE SHEET

AT 31 MARCH 2002

	At 31 Mar 2002	At 30 Sep 2001 (Restated)
	£million	£million
Fixed Assets		
- Intangible assets	116.8	48.1
- Tangible assets	3,247.2	3,168.6
- Joint ventures, associates and other investments	478.6	449.8
Working capital (excluding bank balances and short-term loans)	346.1	257.0
Deferred tax provisions	(296.9)	(294.3)
Other non current liabilities and provisions	(182.4)	(184.3)
Net borrowings and finance leases	(1,443.4)	(1,272.1)
Net assets excluding pension assets and liabilities	2,266.0	2,172.8
Pension assets	110.4	107.0
Pension liabilities	(63.8)	(56.0)
Net assets including pension assets and liabilities	2,312.6	2,223.8
Shareholders' capital and reserves	2,178.5	2,086.2
Minority shareholders' interests	134.1	137.6
	2,312.6	2,223.8

CASH FLOW

6 MONTHS TO 31 MARCH 2002

	6 Months to 31 Mar 2002	6 Months to 31 Mar 2001 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	230.4	273.4	530.6
Depreciation and amortisation	162.9	166.0	329.5
Operating profit of joint ventures	(28.7)	(28.1)	(59.0)
Operating profit of associates	(5.1)	(8.2)	(13.2)
Changes in working capital and other items	(29.0)	(75.7)	51.7
Exceptional cash items	(21.6)	(15.6)	(51.8)
NET CASH INFLOW FROM OPERATING ACTIVITIES	308.9	311.8	787.8
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	5.2	5.0	23.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(57.1)	(63.8)	(87.2)
TAX PAID	(48.5)	(49.0)	(100.6)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(154.8)	(154.6)	(311.9)
ACQUISITIONS AND DISPOSALS	(128.2)	(4.4)	(133.6)
EQUITY DIVIDENDS PAID	(75.8)	(75.5)	(180.3)
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(150.3)	(30.5)	(2.3)

NOTES

1 The operating exceptional items in the period to 31 March 2002 comprise the following:
   a) restructuring charges: £19.5 million
   b) costs directly attributable to the failed take-over bid: £3.5 million.

2 Overseas tax included in the tax charge amounted to £31.6 million (6 months to 31 March 2001: £46.9 million, year to 30 September 2001: £66.4 million). Joint ventures' tax amounted to £4.0 million (6 months to 31 March 2001: £0.7 million, year to 30 September 2001: £4.3 million). Associated undertakings' tax amounted to £1.4 million (6 months to 31 March 2001: £0.9 million, year to 30 September 2001: £2.7 million).

3 The number of shares used in the basic earnings per share calculation was 489.2 million (6 months to 31 March 2001: 486.5 million, year to 30 September 2001: 486.9 million). The number of shares used in the diluted earnings per share calculation was 491.0 million (6 months to 31 March 2001: 487.9 million, year to 30 September 2001: 488.6 million). These figures include an adjustment for own shares held by an employee share ownership plan (ESOP) trust.

4 The results for the 6 months to 31 March 2002 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2001, except for changes arising from the adoption of two new accounting standards, FRS17 – Retirement benefits and FRS19 – Deferred tax. Comparative figures have been restated accordingly. The restated balance sheet at 30 September 2001 has been adjusted to correct an overstatement of the Group's liabilities for retirement benefits. There is no impact on the profit and loss account or cash flow.

5 Financial information for the year to 30 September 2001 has been based on the full Group accounts for that period. The 2001 accounts received an unqualified audit report and have been delivered to the Registrar of Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 15 May 2002

By: ____________________